SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31698]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

June 26, 2015

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of June 2015. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on July 21, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

First Trust Floating Rate High Income Fund [File No. 811-22510]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on June 17, 2015.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, IL 60187.

BlackRock Pennsylvania Strategic Municipal Trust [File No. 811-9417]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to BlackRock MuniYield Pennsylvania Quality Fund, and effective April 13, 2015, made distributions to its shareholders based on net asset value. Expenses of approximately $297,589 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on June 11, 2015.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DE 19809.

Campbell Multi-Strategy Trust [File No. 811-21803]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 23, 2015, applicant made a final liquidating distribution to its shareholders, based on net asset value. Applicant has retained approximately $2,416,000 in cash and cash equivalent reserves to cover potential outstanding liabilities in the amount of $2,416,421. Any reserves not required to pay such liabilities will be distributed to shareholders. Expenses of approximately $76,289 incurred in connection with the liquidation were paid by shareholders.

Filing Date: The application was filed on June 24, 2015.

Applicant's Address: 2850 Quarry Lake Dr., Baltimore, MD 21209.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary